Corporativo | Interno Summarized Minutes of the Meeting of the Fiscal Council DATE AND TIME: On February 04, 2026, at 2:00 p.m. CHAIR: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Following examination of the Company’s financial statements for the year ended December 31, 2025, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the year ended December 31, 2025 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 04, 2026. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Eduardo Hiroyuki Miyaki and Marcelo Maia Tavares de Araújo – Councilors. Gustavo Lopes Rodrigues Investor Relations Officer